

Mail Stop 3561

October 14, 2010

Via U.S. Mail

Ms. Angeliki Frangou, Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re: Navios Maritime Holdings Inc.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-33311**

Dear Ms. Frangou:

We have reviewed your response dated September 17, 2010 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 6-K filed August 23, 2010</u>

<u>Acquisition of Horamar Group, page F-18</u>

1. We note your response to our prior comment 3 but do not believe the information provided in your response was fully responsive to our request. As originally requested, please provide us with the method and all relevant assumptions used in determining the fair value of the shares released from escrow during 2010 and explain how the company relied on the use of the independent valuation of Navios Acquisition in 2008, including detail of the referenced adjustments made to such valuation to arrive at the 2010 valuation. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief